083-00001

File No. 83-1
Regulation IA
Rule 3

RECEIVED
2009 DEC 11 A 3:22

SEC Mail
Mail Processing
Section
DEC 08 2009
Washington, DC
109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

IDR96,980,000,000 6.70 percent Notes due October 31, 2011, as from December 10, 2009 to be consolidated and form a single series with the Bank's IDR141,600,125,000 6.70 percent Notes due October 31, 2011 issued on October 30, 2009, and the Bank's IDR46,625,000,000 6.70 percent Notes due October 31, 2011 issued on November 16, 2009

Filed pursuant to Rule 3 of Regulation IA

Dated: December 7, 2009

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the Bank's IDR96,980,000,000 6.70 percent Notes due October 31, 2011 (the "Notes"), as from December 10, 2009 to be consolidated and form a single series with the Bank's IDR141,600,125,000 6.70 percent Notes due October 31, 2011 issued on October 30, 2009, and the Bank's IDR46,625,000,000 6.70 percent Notes due October 31, 2011 issued on November 16, 2009 under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated December 7, 2009 (the "Terms Agreement") and the Pricing Supplement dated as of December 7, 2009 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	100.00%	Nil.	100.00%
Total:	IDR97,709,872,000 (USD10,312,387.55)		IDR97,709,872,000 (USD10,312,387.55)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 20, 2009
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Includes accrued interest from October 30, 2009, which is expected to be IDR729,872,000 as of December 10, 2009.

Exhibit A

March 20, 2009

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/09, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

EXECUTION VERSION

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 310
Tranche No: 3

IDR 96,980,000,000 6.70 percent Notes due October 31, 2011 (the "Notes") as from December 10, 2009 to be consolidated and form a single series with the Bank's IDR 141,600,125,000 6.70 percent Notes due October 31, 2011 issued on October 30, 2009 (the "Series 310 Tranche 1 Notes") and the Bank's IDR 46,625,000,000 6.70 percent Notes due October 31, 2011 issued on November 16, 2009 (the "Series 310 Tranche 2 Notes")

payable in United States Dollars

Issue Price: 100.00 percent plus 41 days' accrued interest

No application has been made to list the Notes on any stock exchange.

J.P.Morgan

The date of this Pricing Supplement is as of December 7, 2009

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 5, 2009 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	(a) Series No.:	310
	(b) Tranche No.:	3
2.	Aggregate Principal Amount:	IDR 96,980,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 310 Tranche 1 Notes and the Series 310 Tranche 2 Notes.
3.	Issue Price:	IDR 97,709,872,000, which is 100.00 percent of the Aggregate Principal Amount plus the amount of IDR 729,872,000 of 41 days' accrued interest, inclusive. The Issue Price will be payable in USD in the amount of USD 10,312,387.55 at the agreed IDR Rate of 9,475 IDR per one USD.
4.	Issue Date:	December 10, 2009
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8(c) of "Other Relevant Terms"

		below.
6.	Authorized Denomination(s) (Condition 1(b)):	IDR 9,325,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of Indonesia ("Indonesian Rupiah" or "IDR"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD").
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	October 31, 2011; provided that if the Valuation Date (as defined below) for the scheduled Maturity Date is postponed due to an Unscheduled Holiday (as defined below), then the Maturity Date shall be five Relevant Business Days after the later of (i) the applicable Valuation Date and (ii) the date on which the IDR Rate in respect of such Valuation Date is obtained.
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	October 30, 2009
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	6.70 percent per annum

(b) Business Day Convention:	Modified Following Business Day Convention
(c) Fixed Rate Interest Payment Date(s):	October 29, 2010 (for the avoidance of doubt, as adjusted pursuant to the Business Day Convention specified above) and the Maturity Date.
(d) Interest Period:	The period from and including the Interest Commencement Date to but excluding October 30, 2010; and the period from and including October 30, 2010 to but excluding the Maturity Date. For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.
(e) Fixed Rate Day Count Fraction(s):	Actual/365
(f) Calculation of Interest Amount:	As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the IDR Rate and calculate the amount of interest payable (the "Interest Amount") with respect to each Authorized Denomination for the relevant Interest Period. The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Valuation Date (as defined below) as follows: for the Interest Period from and including the Interest Commencement Date to but excluding October 30, 2010: IDR 624,775 per Authorized Denomination *divided by* the IDR Rate; and for the Interest Period from and including

October 30, 2010 to but excluding the Maturity Date:

IDR 626,487 per Authorized Denomination
divided by
the IDR Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "IDR Rate" means the rate determined by the Calculation Agent that is equal to the USD/IDR spot rate at 11:00 a.m. Singapore time, expressed as the amount of IDR per one USD, for settlement in two IDR Business Days, reported on Reuters page ABSIRFIX01 (or such other page or service as may replace any such page for the purposes of displaying the USD/IDR reference rate) at or around 11:30 a.m. Singapore time on the Valuation Date (such date, subject to adjustment as described below).

The "Valuation Date" means the date that is five IDR Business Days prior to the applicable Interest Payment Date or Maturity Date. If the scheduled date of the Valuation Date (the "Scheduled Valuation Date") is not an IDR Business Day, the Valuation Date will be the first preceding day prior to the Scheduled Valuation Date that is an IDR Business Day; provided that if the Scheduled Valuation Date is an Unscheduled Holiday, then the Valuation Date will be the first following day that is an IDR Business Day. Notwithstanding the preceding sentence, if the Valuation Date has not occurred on or before the fourteenth consecutive day after the Scheduled Valuation Date, then the Valuation Date will be the next day that would have been an IDR Business Day but for the Unscheduled

Holiday.

"Unscheduled Holiday" means a day that is not an IDR Business Day and that the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m., Singapore time, two IDR Business Days prior to the Scheduled Valuation Date.

"IDR Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Jakarta and Singapore.

Fallback Provisions:

Should no USD/IDR reference rate appear on Reuters page ABSIRFIX01 (or on such replacement page as described above) on the Valuation Date, then the USD/IDR reference rate for such Valuation Date shall be determined by the Calculation Agent by requesting quotations for the mid USD/IDR spot foreign exchange rate at or about 11:00 a.m. Singapore time on the first IDR Business Day following the Valuation Date from five banks active in the USD/IDR currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the USD/IDR reference rate will be the arithmetic mean (rounded to the nearest whole Indonesian Rupiah, 0.5 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if

one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the USD/IDR reference rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the USD/IDR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the USD/IDR reference rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the USD/IDR reference rate is to be so determined.

(g) Calculation Agent:	See "7. Identity of Calculation Agent" under "Other Relevant Terms"
(h) Notification:	If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the USD/IDR reference rate that appears on Reuters page ABSIRFIX01 (or on such replacement page as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (Notices).
14. Relevant Financial Center:	Jakarta, Singapore and New York
15. Relevant Business Day:	Jakarta, Singapore and New York

16. Redemption Amount (Condition 6(a)):

The Redemption Amount with respect to each Authorized Denomination will be a USD amount calculated by the Calculation Agent with respect to the Maturity Date as follows:

Authorized Denomination
divided by
the IDR Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

Payment of the Redemption Amount will occur on the scheduled Maturity Date or, if later in the event of any such adjustment described above, on the date that is five Relevant Business Days after the Valuation Date upon which the IDR Rate is actually obtained, with no accrued interest payable in respect of any postponement described above.

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)): No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):

In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; provided, that for

purposes of such determination, the "Valuation Date" shall be the date that is four IDR Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

20. Governing Law:	New York
21. Selling Restrictions:	
(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
(c) Indonesia:	The Notes are not and will not be registered with the Capital Market and Financial Institution Supervisory Agency (the "Bapepam-LK") in Indonesia. As such, the Notes (including the distribution and dissemination of this Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the Bapepam-LK for their sale by public offering in the Indonesian territory and/or to Indonesian citizens wherever they are domiciled or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and this Pricing Supplement have not

	been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	045943267
	(b) ISIN:	XS0459432679
7.	Identity of Dealer:	J.P. Morgan Securities Ltd.

8. Identity of Calculation Agent: JPMorgan Chase Bank, N.A.

In relation to the Valuation Date, as soon as is reasonably practicable after the determination of the IDR Rate in relation thereto, on the date on which the relevant IDR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the IDR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date: No

(b) DTC Global Note(s): No

(c) Other Registered Global Notes: Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders

section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

The Bank will hedge its obligations under the Notes by entering into a swap transaction with an affiliate of the Dealer as swap counterparty. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Dealer or another purchaser might be willing to purchase Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original issue price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original issue price of the Notes included, and secondary market prices are likely to exclude, the projected profit that our swap counterparty or its affiliates may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant, the original issue price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.

Payment of each Interest Amount and the Redemption Amount will be based on the IDR Rate, which is a measure of the rate of exchange between the Indonesian Rupiah and the USD. Currency exchange rates are volatile and will affect the holder's return. In addition, the government of Indonesia can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental

action directly affecting currency exchange rates, political or economic developments in Indonesia or elsewhere could lead to significant and sudden changes in the exchange rate between the Indonesian Rupiah and the USD.

The Indonesian Rupiah is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the IDR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the IDR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

J.P.Morgan EXECUTION VERSION **Exhibit C**

TERMS AGREEMENT NO. 310-3 UNDER
THE PROGRAM

December 7, 2009

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's IDR 96,980,000,000 6.70 percent Notes due October 31, 2011 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on December 10, 2009 (the "Settlement Date"), at an aggregate purchase price of IDR 97,709,872,000 (USD 10,312,387.55 at the agreed rate of 9,475 IDR per one USD), payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. For the avoidance of doubt, you and the undersigned understand that, as of the Settlement Date, the Notes will be consolidated and form a single series with the Bank's IDR 141,600,125,000 6.70 percent Notes due October 31, 2011 issued on October 30, 2009 (Tranche 1) and the Bank's IDR 46,625,000,000 6.70 percent Notes due October 31, 2011 issued on November 16, 2009 (Tranche 2). In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

DC_LAN01:247755.3

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above. For the avoidance of doubt, the Dealer's purchase price is IDR 97,709,872,000 (USD 10,312,387.55 at the agreed rate of 9,475 IDR per one USD), and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will

terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
Attention: Carl J. Norrey
Telephone: 44-207-325-7048

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: The Notes are not and will not be registered with the Capital Market and Financial Institution Supervisory Agency (the "Bapepam-LK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the Bapepam-LK for their sale by public offering in the Indonesian territory and/or to Indonesian citizens wherever they are domiciled or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

J.P.Morgan

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES LTD.

By: Jonathan Mayes
Name: JONATHAN MAYES
Title: VICE PRESIDENT

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

ZURICH®

RECEIVED

2009 DEC -4 A 6:02

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SWM / BW
Date December 1, 2009

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services Ltd

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 3522
Direct Fax +41 (0)44 625 1522
Susanne.wolf@zurich.com

Dear Sirs,

Enclosed herewith please find the English version of the following document:

- 2 copies Letter to Shareholders 2009 of the Zurich Financial Services Group, Results for the Nine Months to September 30, 2009

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services Ltd

Susanne Wolf
Corporate Legal Adviser

Enclosure

Dec 1/4

46674-0804

File No. 82-5089

Zurich Financial Services Group

ZURICH®

Letter to Shareholders 2009

Results for the Nine Months to September 30, 2009

09047426



Zurich HelpPoint

Here to help your world.



We aim to position Zurich for success under any economic recovery scenario, and will continue to serve our shareholders, customers and other stakeholders with confidence.

Dear Shareholder,

It is our pleasure to present you with Zurich's nine-month 2009 results, including our 27th consecutive quarter of profitability. Operationally, our core businesses generated a solid set of results, achieving a net income of USD 2.2 billion, generating USD 4.1 billion in business operating profit, and exceeding our 16 percent business operating profit after tax return on equity mid-term target. Our shareholder equity increased by 29 percent over year-end and we posted a Solvency I margin of over 200 percent, underlining our continued focus on maintaining a strong, high-quality balance sheet and solidifying our position as one of the best capitalized companies in our sector.

Zurich strongly believes that balance sheet strength is critical during these still uncertain times, and our third quarter results reflect a delicate balance between net income generation and capital preservation. By striking that balance we aim to position Zurich for success under any economic recovery scenario, and will continue to serve our shareholders, customers and other stakeholders with confidence.

Reflecting the successful integration of 21st Century, Farmers Management Services increased management fees and other related revenues by 8 percent, to USD 2.0 billion. The Global Life segment – effectively driving results through its enhanced product and distribution strategy – increased annualized premium equivalent by 5 percent (or 17 percent in local currencies) while generating new business value after tax up by 2 percent (or 11 percent in local currencies). General Insurance was impacted by the reduced economic activity the most, with gross written premiums and policy fees of USD 26.3 billion down 10 percent (or 3 percent in local currencies), but effective cost management and rate increases on average of 3.2 percent allowed it to post an improved combined ratio of 96.9 percent, with expense ratios staying level despite lower premium levels. These rate increases, which cut across geographies and business lines, highlight the significance of our continued focus on rigourous risk management and financial discipline.

Given continued economic uncertainty we have been exceptionally mindful to maintain our focus on profitable growth and operational transformation. We have done this by continuing to expand our product range and distribution capabilities organically and through the ongoing integration of acquisitions in the U.S., Europe and Brazil. We have also stood by our commitment to take all our decisions with a profound appreciation for the fundamentals of risk. Finally, we are well on track to meet or even exceed our targets to deliver benefits under The Zurich Way initiatives in the amount of USD 900 million after tax, and to meet our expense saving target of USD 400 million in the current year.

In closing, we would like to take this opportunity to express our thanks to our shareholders for their enduring support, and to express our deep respect and appreciation for the 60,000 employees who have steadfastly made such great results possible. Every success has been won through their untiring efforts, and we have every confidence that those successes will continue under Martin Senn's leadership in 2010.

Dr. Manfred Gentz
Chairman of the Board of Directors

James J. Schiro
Chief Executive Officer

The information contained within this Letter to Shareholders is an extract taken from the Financial Review of the Results Reporting for the Nine Months to September 30, 2009 available on www.zurich.com, and is unaudited. This document should be read in conjunction with the Zurich Financial Services Group Financial Report 2008 and its unaudited consolidated financial statements as of September 30, 2009. Comparatives are for the nine months ended September 30, 2008 or as of December 31, 2008 unless otherwise stated. All amounts, unless otherwise specified, are shown in U.S. dollars and rounded to the nearest million with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain comparatives including segment disclosures have been restated for changes in presentation and for reclassifications as set out in notes 1 and 13 of the unaudited consolidated financial statements available on www.zurich.com to conform to the 2009 presentation. The reclassifications have no impact on previously reported business operating profit, net income or shareholders' equity.

Financial Highlights

in USD millions, for the nine months ended September 30, unless otherwise stated	2009	2008	Change[1]
Business operating profit	**4,066**	4,185	(3%)
Net income attributable to shareholders	**2,163**	2,834	(24%)
General Insurance gross written premiums and policy fees	**26,321**	29,207	(10%)
Global Life gross written premiums, policy fees and insurance deposits	**17,406**	15,060	16%
Farmers Management Services management fees and other related revenues	**1,973**	1,831	8%
Farmers Re gross written premiums and policy fees	**4,964**	2,346	nm
General Insurance business operating profit	**2,508**	2,578	(3%)
General Insurance combined ratio	**96.9%**	98.7%	1.9 pts
Global Life business operating profit	**1,157**	1,232	(6%)
Global Life new business annual premium equivalent (APE)	**2,392**	2,282	5%
Global Life new business margin, after tax (as % of APE)	**21.8%**	22.4%	(0.6 pts)
Global Life new business value, after tax	**520**	511	2%
Farmers business operating profit	**1,132**	996	14%
Farmers Management Services gross management result	**950**	875	9%
Farmers Management Services managed gross earned premium margin	**7.2%**	7.1%	0.1 pts
Group investments average invested assets[2]	**189,780**	185,308	2%
Group investments result, net	**4,325**	4,728	(9%)
Group investments return (as % of average invested assets)	**2.3%**	2.6%	(0.3 pts)
Shareholders' equity[3]	**28,508**	22,103	29%
Diluted earnings per share (in USD)	**15.04**	20.14	(25%)
Diluted earnings per share (in CHF)	**16.63**	21.28	(22%)
Book value per share (in CHF)[3]	**201.14**	167.92	20%
Return on common shareholders' equity (ROE)	**11.6%**	14.5%	(2.9 pts)
Business operating profit (after tax) return on common shareholders' equity (BOPAT ROE)	**16.9%**	16.4%	0.5 pts

[1] Parentheses around numbers represent an adverse variance.
[2] Excluding average cash received as collateral for securities lending of USD 493 million and USD 1.5 billion in the nine months ended September 30, 2009 and 2008, respectively.
[3] As of September 30, 2009 and December 31, 2008, respectively.



Performance overview for the nine months ended September 30, 2009

Against the backdrop of the recent economic environment we have delivered a strong set of financials for the nine months ended September 30, 2009, with our operating performance for the discrete third quarter 2009 increasing for the fourth consecutive time from the low point reached in the third quarter 2008. This was supported by our cost reduction initiatives, which are on track to deliver their targeted USD 400 million savings in 2009. In parallel, we continued to focus on our capital and solvency positions which remained strong with shareholders' equity increasing by 29 percent compared with December 31, 2008, bringing us close to the record shareholders' equity level of USD 29 billion at the end of 2007, and our Solvency I position increasing by 49 percentage points since December 31, 2008 to 209 percent. These results have been achieved despite a deterioration of the performance of our Non-Core Businesses which now include our Banking activities. Our core underlying insurance operations of General Insurance and Global Life as well as our Farmers business, comprising both the fee based business of Farmers Management Services and Farmers Reinsurance, performed robustly. Lower yield and dividend levels significantly reduced our investment income while the quality of our investment portfolio remained unchanged. Our business operating profit (after tax) return on common shareholders' equity (BOPAT ROE) for the nine months ended September 30, 2009 was 16.9 percent.

Business operating profit decreased by USD 119 million or 3 percent to USD 4.1 billion in U.S. dollar terms but increased by 2 percent on a local currency basis, with all core operating segments improving their performance on a local currency basis.

- **General Insurance** business operating profit decreased by USD 70 million or 3 percent to USD 2.5 billion in U.S. dollar terms but increased by USD 91 million, or 4 percent on a local currency basis. The increase in local currency was driven by an improved underwriting result primarily due to lower levels of natural catastrophe losses, partially offset by a lower investment result and higher non-technical expenses mainly attributable to foreign exchange impacts and one-off benefits in the same period in 2008.

- **Global Life** business operating profit decreased by USD 75 million or 6 percent to USD 1.2 billion in U.S. dollar terms but increased by USD 43 million or 4 percent on a local currency basis. 2009 experienced a higher level of one-off benefits compared with the same period 2008, which drove the overall improvement in local currency. The underlying performance of our businesses remained strong as our business model enabled us to respond effectively to the difficult economic environment.

- **Farmers** business operating profit increased by USD 136 million or 14 percent to USD 1.1 billion. **Farmers Management Services** business operating profit increased by USD 73 million, or 8 percent, over the prior period. This increase was driven by growth in fee income from the acquired businesses in the Farmers Exchanges as well as strict expense discipline. The recently acquired business of 21st Century added USD 34 million to the increase. **Farmers Re** business operating profit increased by USD 64 million to USD 141 million as both the underwriting performance and investment income improved as a result of the increased participation in the All Lines quota share reinsurance treaty.

Other Operating Businesses business operating loss improved by USD 244 million to a loss of USD 298 million primarily arising from gains on buy-backs of subordinated debt executed against advantageous market conditions.

The **Non-Core Businesses**, comprising the Group's run-off businesses and, for the first time, the Group's banking activities which are no longer seen to support the core insurance business but viewed as a useful adjunct to it, reported a business operating loss of USD 433 million. The loss primarily resulted from an increase in certain life insurance reserves predominantly addressing policyholders' behaviour and from increased loan loss provisions in our banking operations.

Business volumes in our main operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees decreased by 10 percent to USD 26.3 billion in U.S. dollar terms and by 3 percent on a local currency basis, primarily driven by North America Commercial, where we experienced decreases in insured exposures exceeding realized rate increases. Europe General Insurance decreased slightly in a difficult market environment particularly affecting our personal lines business. Global Corporate showed growth in local currency terms primarily as a result of our initiatives to drive rate increases. International Markets achieved growth in local currency as a result of organic growth and our acquisition in Brazil.

- **Global Life** gross written premiums, policy fees and insurance deposits increased by 16 percent to USD 17.4 billion in U.S. dollar terms and by 32 percent on a local currency basis. The local currency increase was primarily driven by the businesses acquired in Spain in the third quarter of 2008 and by strong growth in Latin America.

- **Farmers Management Services** management fees and other related revenues increased by 8 percent to USD 2.0 billion reflecting the underlying increase in the gross earned premiums of 7 percent in the Farmers Exchanges, which we manage but do not own. 21st Century, which was acquired on July 1, 2009, contributed USD 108 million in revenue while Small Business Solutions generated an increase in revenue of USD 36 million compared with the prior period reflecting its acquisition from Zurich North America in June 2008. **Farmers Re** increased its participation in the All Lines quota share reinsurance treaty with the Farmers Exchanges from 5 percent to 25 percent as of September 2008 and from 25 percent to 37.5 percent as of June 30, 2009, which resulted in the increase in assumed written premiums.

Net income attributable to shareholders decreased by USD 671 million to USD 2.2 billion. The decrease primarily resulted from a one-time benefit in 2008 and charges of USD 210 million in 2009 from costs associated with hedges protecting our economic solvency position included in net capital gains/(losses) on investments and impairments. The **shareholders' effective tax rate** was 22.4 percent for the nine months ended September 30, 2009 compared with 19 percent for the year ended December 31, 2008. The 2008 full year shareholders' effective tax rate was positively affected by one-off items, mainly the use of previously unrecognized net operating losses, while the shareholders' effective tax rate for the nine months ended September 30, 2009 was adversely impacted by profit mix as well as taxable losses in jurisdictions without a corresponding tax benefit.

Compared with the nine months ended September 30, 2008, **ROE** decreased by 2.9 percentage points to 11.6 percent while **BOPAT ROE** increased by 0.5 percentage points to 16.9 percent. **Diluted earnings per share** decreased by 22 percent to CHF 16.63 for the nine months ended September 30, 2009, compared with CHF 21.28 for the same period in 2008. The corresponding diluted earnings per share movement in U.S. dollars was a decrease of 25 percent to USD 15.04.

General Insurance

in USD millions, for the nine months ended September 30	2009	2008	Change
Gross written premiums and policy fees	26,321	29,207	(10%)
Net earned premiums and policy fees	21,686	23,849	(9%)
Insurance benefits and losses, net of reinsurance	(15,489)	(17,506)	12%
Net underwriting result	681	302	nm
Net investment income	2,297	2,847	(19%)
Net non-technical result (excl. items not included in BOP)	(556)	(508)	(9%)
Business operating profit	**2,508**	**2,578**	**(3%)**
Loss ratio	71.4%	73.4%	2.0 pts
Expense ratio	25.4%	25.3%	(0.1 pts)
Combined ratio	**96.9%**	**98.7%**	**1.9 pts**

We are continuing to focus on underwriting and expense discipline which has led to a solid operating performance and which is allowing us to continue our investments in operational transformation and profitable growth. However, the General Insurance business in North America is continuing to face a challenging environment and, in addition, the effects of the financial crisis are becoming more visible in the economic activity in Europe.

Business operating profit decreased by USD 70 million to USD 2.5 billion or 3 percent in U.S. dollar terms but increased by USD 91 million or 4 percent on a local currency basis. The increase measured in local currency was mainly attributable to an improved underwriting result partially offset by lower investment returns as well as higher non-technical expenses due to foreign currency exchange impacts and non-recurring one-off benefits in the same period of 2008.

Maintaining our underwriting discipline and following our technical pricing methodology, we achieved rate increases of 3.2 percentage points with retention and new business levels affected in some markets as a consequence. This was a direct result of our Lead the Market initiative implemented last fall, which was our response to the market turmoil at the end of 2008. **Gross written premiums and policy fees** decreased by 10 percent or by USD 2.9 billion to USD 26.3 billion in U.S. dollar terms and by 3 percent on a local currency basis. The reduction measured in local currency was primarily driven by North America Commercial where certain segments of the business were heavily affected by the economic environment. Rate improvements have been more than offset by the effects of the reduction in customer exposures such as payroll and sales. Europe General Insurance has also been impacted by the challenging market conditions resulting in lower premium volumes in local currency terms. Local currency growth of 2 percent was achieved in Global Corporate through rate increases and International Markets has grown by 5 percent through acquisitions and organic growth.

The **net underwriting result** increased by USD 379 million to USD 681 million with the combined ratio at 96.9 percent having improved by 1.9 percentage points compared with the prior period in 2008. Overall the loss ratio in the first nine months of 2009 improved 2.0 percentage points mainly due to favorable developments in catastrophe and large loss experience as well as an improvement in the attritional loss ratio reflecting our rating actions. This improvement was partially offset by lower levels of favorable development of reserves established in prior years which included a charge for UK asbestos which is affecting Global Corporate and Europe General Insurance. This was due to revised industry assumptions, mainly the revised Health & Safety Executive projections, as well as changes in claims experience. Despite reductions in premium volumes, our expense ratio remained largely flat as we continued to focus on expense management.

Global Life

in USD millions, for the nine months ended September 30	2009	2008	Change
Insurance deposits	8,656	7,852	10%
Gross written premiums and policy fees	8,750	7,208	21%
Net investment income on Group investments	3,013	3,319	(9%)
Insurance benefits and losses, net of reinsurance	(7,521)	(5,675)	(33%)
Underwriting and policy acquisition costs, net of reinsurance	(678)	(1,441)	53%
Administrative and other operating expenses	(1,560)	(1,545)	(1%)
of which:			
Amortization and impairments of intangible assets	(257)	(161)	(59%)
Interest expense on debt	(71)	(21)	(238%)
Business operating profit	**1,157**	**1,232**	**(6%)**
Total reserves for life insurance contracts, net of reinsurance, and liabilities for investment contracts[1]	177,318	154,700	15%
Assets under management[1,2]	210,520	180,416	17%
Embedded value – highlights			
New business annual premium equivalent (APE)	**2,392**	**2,282**	**5%**
Present value of new business premiums (PVNBP)	18,724	17,583	6.5%
New business margin, after tax (as % of APE)	**21.8%**	**22.4%**	**(0.6 pts)**
New business margin, after tax (as % of PVNBP)	2.8%	2.9%	(0.1 pts)
New business value, after tax	**520**	**511**	**2%**

[1] As of September 30, 2009 and December 31, 2008.
[2] Assets under management comprise Group and unit-linked investments that are included in the Global Life balance sheet plus assets that are managed by third parties, for which we earn fees.

Global Life continues to report solid results in both new business APE and gross written premiums and policy fees, benefiting from the impact of the distribution agreements forming part of the acquisitions of BanSabadell Vida, BanSabadell Pensiones and Caxia Sabadell Vida completed in the third quarter of 2008. New business value has improved in each successive quarter this year, with expense efficiency and focused efforts to shift the new business mix towards protection business improving margins through the current year.

New business annual premium equivalent (APE) increased by USD 109 million to 2.4 billion or by 5 percent in U.S. dollar terms and by 17 percent in local currency. Growth in Spain was USD 412 million, of which USD 389 million resulted from the businesses acquired in the third quarter of 2008. In the UK, APE decreased by 19 percent in U.S. dollar terms but increased by 3 percent on a local currency basis, driven by higher long-term savings sales and successful sales through our major banking partners. In the Americas, APE increased by 2 percent in U.S. dollar terms and by 9 percent on a local currency basis, driven by growth in Latin America from Corporate Life & Pensions sales, and our success in gaining participation in the reformed social security system in Chile. In Germany, APE decreased by 20 percent in U.S. dollar terms, and by 11 percent on a local currency basis, as 2008 included a benefit from the final step-up of premiums in state subsidized pension contracts that increased unit-linked sales. APE in Emerging Markets in Asia decreased by 15 percent in U.S. dollar terms and on a local currency basis as a result of reduced sales in Hong Kong and in the International/Expats business of Zurich International Solutions (ZIS) due to the recent market conditions. In Ireland, where the market declined over 34 percent, APE decreased by 11 percent in U.S. dollar terms, while staying flat on a local currency basis as a result of strong growth in Corporate Life & Pensions business offseting lower IFA/Broker sales. APE in the Rest of the World increased by 5 percent in U.S. dollar terms and by 18 percent on a local currency basis primarily related to Italy with successful Bank Distribution activities including sales through the Finanza e Futuro distribution channel acquired in 2008 in Italy.

New business value, after tax, increased by USD 9 million to USD 520 million or by 2 percent in U.S. dollar terms and by 11 percent on a local currency basis, benefiting from increased new business value in both individual and corporate protection products. By country, the new business value improved from increased volumes in Spain, improved margins in the UK, higher sales volumes in Latin America, and the benefit of lower interest rates for protection products in the U.S. and Australia. This improvement was partially offset by the negative impact of lower interest rates on savings products in Germany and Switzerland as well as the lower sales in the Agent pillar in Hong Kong due to the market conditions earlier in the year. Overall the new business margin after tax decreased by 0.6 percentage points to 21.8 percent compared with the prior period.

Business operating profit decreased by USD 75 million to USD 1.2 billion, or by 6 percent in U.S. dollar terms, but an increase of 4 percent on a local currency basis. In the U.S., business operating profit included a one-off benefit of USD 182 million due to updated mortality assumptions. The underlying result of the Americas businesses overall remained strong. Improved investment results drove the increase in business operating profit in Switzerland. Changes to actuarial assumptions benefited Hong Kong, contributing to the improved underlying result in Emerging Markets in Asia. In the UK, USD 60 million of the reduction of USD 122 million in business operating profit reported in U.S. dollars resulted from currency translation effects. The UK underlying performance in local currency was reduced by financial market effects, adverse claims experience, and a one-time benefit in 2008, from external and intra-group transactions reducing its exposure to non-core annuity business. This was partly offset in 2009 by reduced amortization of deferred acquisition costs and intangible assets as a result of assumption changes. In Germany, the result declined due to changes in actuarial assumptions and in Ireland, the result decreased due to investments in the European Hub operating infrastructure. In Italy, included in the Rest of the World, and in Spain, the business operating profit before interest, depreciation and amortization improved significantly, with costs of financing and amortization of intangible assets from recent acquisitions adversely impacting the overall business operating profit.

Insurance deposits increased by 10 percent in U.S. dollar terms to USD 8.7 billion and by 28 percent on a local currency basis, primarily driven by the businesses acquired in Spain in the third quarter of 2008 and an increase in the UK.

Gross written premiums and policy fees increased by 21 percent in U.S. dollar terms to USD 8.7 billion and by 35 percent on a local currency basis. The increase on a local currency basis was due to the businesses acquired in Spain in the third quarter of 2008 and growth in Americas, which was partially offset by decreases in the UK, Germany and Switzerland.

Net reserves increased by 15 percent in U.S. dollar terms and by 8 percent in local currency, compared with December 31, 2008. On a local currency basis, the increase was primarily driven by market improvement for unit-linked insurance and investment contracts, as well as growth in traditional reserves.

Assets under management increased by 17 percent in U.S. dollar terms and by 10 percent on a local currency basis, compared with December 31, 2008. Assets under management benefited from policyholder net inflows of USD 2.6 billion for the nine months ended September 30, 2009 driven by new business flows as well as focused efforts on in-force management.

Farmers

Farmers business operating profit was USD 1.1 billion, compared with USD 996 million in the first nine months of 2008. Farmers Management Services contributed USD 992 million compared with USD 919 million in the prior period and Farmers Re was USD 141 million compared with USD 77 million in the prior period.

Farmers Management Services

in USD millions, for the nine months ended September 30	**2009**	2008	Change
Management fees and other related revenues	1,973	1,831	8%
Management and other related expenses	(1,023)	(956)	(7%)
Gross management result	950	875	9%
Other net income	41	44	(7%)
Business operating profit	**992**	**919**	**8%**
Managed gross earned premium margin	7.2%	7.1%	0.1 pts

Business operating profit increased by USD 73 million or 8 percent to USD 992 million. This increase was driven by USD 34 million of business operating profit as a result of the acquisition of 21st Century, in July 2009, by disciplined expense management and by an improvement of USD 11 million from Small Business Solutions, for which the rights to renew policies were acquired by the Farmers Exchanges from Zurich North America in June 2008.

Management fees and other related revenues increased by 8 percent to USD 2.0 billion driven by a 7 percent increase in gross earned premiums in the Farmers Exchanges. 21st Century contributed USD 108 million to revenues while Small Business Solutions generated an increase in revenue of USD 36 million compared with the prior period. Management and other related expenses increased by 7 percent, or USD 67 million, as a result of 21st Century and Small Business Solutions. Excluding the increase in expenses from these new businesses, underlying expenses decreased by USD 31 million between periods reflecting our continued strict expense discipline and the benefits of our ongoing operational transformation. As a result of these changes and underlying improvements, the gross management result improved by USD 75 million, or 9 percent while the managed gross earned premium margin improved by 0.1 percentage points to 7.2 percent from 7.1 percent.

Other Operating Businesses

in USD millions, for the nine months ended September 30	2009	2008	Change
Business operating profit:			
Holding and financing	(255)	(516)	51%
Headquarters	(20)	(12)	(66%)
Alternative investments	(23)	(13)	(72%)
Total business operating profit	**(298)**	**(542)**	**45%**

Holding and financing business operating loss improved by USD 261 million to a loss of USD 255 million. This improvement was primarily driven by gains of USD 210 million resulting from buy-backs of subordinated debt and a favorable impact from movements in foreign currencies. **Headquarters** reported a business operating loss of USD 20 million compared with USD 12 million in the prior period. Higher branding expenses due to earlier phasing of marketing campaigns and lower revenues from reduced charges to our operating businesses were partially offset by lower gross expenses resulting from a variety of expense management actions.

Non-Core Businesses

in USD millions, for the nine months ended September 30	2009	2008	Change
Business operating profit:			
Centre	118	(5)	nm
Banking activities	(141)	56	nm
Centrally managed businesses	(417)	(241)	(73%)
Other run-off	6	112	(94%)
Total business operating profit	**(433)**	**(79)**	**nm**

Centre business operating profit improved by USD 123 million to USD 118 million, driven by positive capital market impacts from interest rate and credit spread developments on an insurance portfolio where both assets and liabilities are carried at fair value. **Banking activities** decreased by USD 196 million to a loss of USD 141 million predominantly driven by an increase in loan loss provisions compared with the prior period of USD 176 million, primarily reflecting adverse developments in the Irish property market. **Centrally managed businesses,** which comprise portfolios that we manage with the intention to achieve a profitable run-off over time, decreased by USD 175 million to a loss of USD 417 million, primarily resulting from an increase of certain life insurance reserves addressing policyholders' behavior. **Other run-off** experienced one-off benefits in 2008 which were not repeated in the current period.

Investment Position and Performance

Breakdown of investments

in USD millions, as of	Group investments		Unit-linked investments	
	09/30/09	**12/31/08**	**09/30/09**	**12/31/08**
Cash and cash equivalents	12,321	12,428	5,554	4,460
Equity securities:	15,413	14,303	75,047	60,154
Common stocks, including equity unit trusts	9,482	8,957	65,298	51,276
Unit trusts (debt securities, real estate and short-term investments)	4,605	3,930	9,750	8,879
Common stock portfolios backing participating with-profit policyholder contracts	658	630	–	–
Trading equity portfolios in capital markets and banking activities	668	786	–	–
Debt securities	136,136	118,287	9,734	9,510
Real estate held for investment	7,920	7,524	3,669	4,077
Mortgage loans	13,060	12,820	–	–
Policyholders' collateral and other loans	15,891	13,988	2	2
Investments in associates	233	220	–	–
Total	**200,975**	**179,570**	**94,007**	**78,203**

Group investments have increased by 12 percent or USD 21.4 billion to USD 201.0 billion since December 31, 2008. After excluding the effect of foreign currency translation, Group investments increased by 7 percent as a result of recovering capital markets and new cash.

Unit-linked investments increased by USD 15.8 billion or 20 percent in U.S. dollar terms to USD 94.0 billion since December 31, 2008. After excluding currency translation effects, unit-linked investments increased by USD 9.5 billion or 12 percent, primarily as a result of higher equity valuations following the recovery of markets during the third quarter of 2009. This increase is mirrored in higher unit-linked insurance and investment contract liabilities.

The quality of our investment portfolio remains high. Investment grade securities comprise 98.4 percent of our debt securities, of which 54.7 percent are rated AAA as of September 30, 2009. Our investment policy remains conservative and we continue to selectively reduce those risks for which we believe we are not appropriately compensated or which incur high regulatory capital costs.

Performance of Group investments

in USD millions, for the nine months ended September 30	2009	2008	Change
Net investment income	5,569	6,534	(15%)
Net capital gains/(losses) on investments and impairments	(1,245)	(1,807)	31%
of which: net capital gains/(losses) on investments and impairments attributable to shareholders	(1,277)	(1,109)	(15%)
Net investment result	**4,325**	**4,728**	**(9%)**
Net investment return on Group investments[1]	**2.3%**	**2.6%**	**(0.3 pts)**
Movements in net unrealized gains/(losses) on investments included in total equity	5,861	(5,495)	nm
Total investment result, net of investment expenses[2]	**10,185**	**(767)**	**nm**
Average group investments[3]	189,780	185,308	2%
Total return on Group investments[1]	**5.4%**	**(0.4%)**	**5.8 pts**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 168 million and USD 189 million for the nine months ended September 30, 2009 and 2008, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 493 million and USD 1.5 billion in the nine months ended September 30, 2009 and 2008, respectively.

Total return, net of investment expenses, on average Group investments was positive 5.4 percent. Debt securities, which are invested to match our insurance liability profiles, returned a positive 6.4 percent. Equity securities returned a positive 8.6 percent. Other investments, which include real estate, mortgages and cash balances, returned in aggregate a positive 2.0 percent.

Total **net investment income** decreased by USD 965 million, or 15 percent in U.S. dollar terms to USD 5.6 billion. USD 517 million of this decrease arose from currency translation effects. Net investment income yield was 2.9 percent, a decrease of 60 basis points compared with the prior period. This decrease was driven by cash balances yielding at lower rates and lower income from equity securities.

Total **net capital losses on investments and impairments** were USD 1.2 billion comprising net realized losses of USD 324 million, impairments of USD 1.1 billion and net positive revaluations of USD 196 million. Net realized losses of USD 324 million mainly arose from equity and debt securities. Impairments of USD 491 million were attributable to equity securities and USD 625 million were attributable to debt securities and mortgages. The net positive revaluation gain was mainly driven by gains on equity and debt securities of USD 459 million and on real estate of USD 140 million which were partially offset by losses on derivatives of USD 399 million, including losses of USD 210 million of hedges supporting our economic solvency.

As of September 30, 2009, **net unrealized gains** were USD 1.6 billion compared with net unrealized losses of USD 4.3 billion at December 31, 2008 resulting in an improvement of USD 5.9 billion included in the total investment return for the nine months ended September 30, 2009. As a result of the rise in major global equity markets, unrealized losses on equity securities improved by USD 1.4 billion, while narrowing credit spreads and falling yields on government debt had a positive impact of USD 4.5 billion.

Performance of unit-linked investments

in USD millions, for the nine months ended September 30	**2009**	2008	Change
Net investment income	1,192	2,510	(52%)
Net capital (losses)/gains on investments and impairments	8,734	(20,135)	nm
Net investment result, net of investment expenses[1]	**9,927**	**(17,625)**	**nm**
Average investments	86,105	108,572	(21%)
Total return on unit-linked investments[2]	**11.5%**	**(16.2%)**	**27.8 pts**

[1] After deducting investment expenses of USD 315 million and USD 559 million for the nine months ended September 30, 2009 and 2008, respectively.
[2] Total return is not annualized.

Total return on unit-linked investments improved by 27.8 percentage points to a positive return of 11.5 percent compared with a negative return of 16.2 percent in the prior period. The improvement in the total return was due to net capital gains of USD 8.7 billion compared with net capital losses of USD 20.1 billion in the prior period resulting from the improvement of the financial markets in the first nine months of 2009 compared with the adverse market conditions in the prior period. Investment income decreased by USD 1.3 billion or 52 percent, primarily due to lower dividend income on equity investments.

Financial Calendar

Annual Results Reporting 2009
February 4, 2010

Annual General Meeting 2010
March 30, 2010

Results Reporting for the
Three Months to March 31, 2010
May 6, 2010

Half Year Results Reporting 2010
August 5, 2010

Results Reporting for the
Nine Months to September 30, 2010
November 4, 2010

Contact Information

Registered Office
Zurich Financial Services Ltd
Mythenquai 2
8002 Zurich, Switzerland

Group Media Relations
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility
Group Government and Industry Affairs
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 639 20 15
E-mail: corporate.responsibility@zurich.com

Securities Custody Service
Zurich Financial Services Ltd,
Custody Accounts
c/o SIX SAG AG
P.O. Box, 4601 Olten, Switzerland
Telephone: +41 (0)62 311 61 45
Fax: +41 (0)62 205 39 71
Web site: www.six-sag.com

American Depositary Receipts
Zurich Financial Services Ltd has an American Depositary Receipt program with The Bank of New York Mellon (BNY). For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700. ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services Ltd or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward-looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular; (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services Ltd and its Group and on whether the targets will be achieved. Zurich Financial Services Ltd undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

The Letter to Shareholders is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by Addison, www.addison.co.uk

Production by Multimedia Solutions AG, Zurich, Switzerland

This document is printed on Hello Silk paper. The paper is made from 100% virgin wood fiber from well-managed forests independently certified according to the rules of the Forest Stewardship Council (FSC). It is manufactured at a mill that is certified to ISO14001 and EMAS environmental standards. The mill uses pulps that are totally chlorine-free (TCF), and some pulp is bleached using an elemental chlorine-free (ECF) process. The inks used in printing this report are all vegetable based.

Printed end of November 2009 by St Ives Westerham Press Ltd, England ISO14001, FSC certified and CarbonNeutral®

FSC
Mixed Sources
Product group from well-managed forests and other controlled sources

Cert no. SGS-COC-1732
www.fsc.org
© 1996 Forest Stewardship Council

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0)44 625 25 25
www.zurich.com

46828-0911

Because change happenz™

ZURICH®